Exhibit 17.1

June 18, 2009

Board of Directors
Battery Control Corp.
9903 Santa Monica Blvd.
Suite 918
Beverly Hills, CA. 90212

Re:           Battery Control Corp. (the “Company”)

Dear Sirs:

Please be advised that I hereby resign as a Director of Battery Control Corp., effective June 18, 2009.

My resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company’s operations, policies or practices.

Sincerely, /s/ Michael Ussery